Exhibit 99.2

  Indemnification of Directors and Officers

        Under the Bank Act of Canada, a bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, except in respect of an action by or on behalf of the bank to procure a judgment in its favor, the bank may indemnify a director or officer, a former director or officer or a person who acts or acted at the bank's request as a director or officer of an entity of which the bank is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the bank or the entity, if:

  (1)
  that person acted honestly and in good faith with a view to the best interests of the bank; and

  (2)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her impugned conduct was lawful.

        These individuals are entitled to an indemnity from the bank if the person was substantially successful on the merits of his or her defense of the action or proceeding and fulfilled the conditions set out in (1) and (2) above. A bank may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the bank or entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out in (1) and (2) above.

        The Toronto-Dominion Bank's (the "Bank") by-laws provide that subject to the limitations contained in the Bank Act of Canada, but without limit to the Bank's right to indemnify any person under the Bank Act of Canada or otherwise, the Bank will indemnify a director or officer or a former director or officer, or a person who acts or acted at the Bank's request as a director or officer of a body corporate of which the Bank is or were a shareholder or creditor, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Bank or such body corporate if: (i) such person acted honestly and in good faith with a view to the best interests of the Bank; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person's conduct was lawful. These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of U.S. federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Bank pursuant to the foregoing provisions, the Bank has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

        We maintain directors' and officers' liability insurance policies providing for the insurance on behalf of any person who is or was a director or officer of The Toronto-Dominion Bank and subsidiary companies against any liability incurred by him or her in any such capacity or arising out of his or her status as such.